Exhibit 99.1

Inspira™ Signs Agreement Expansion with Innovimed for Clinical Trials of INSPIRA™ ART Respiratory Medical Devices

The extended agreement covers any European country

Ra’anana, Israel, August 29, 2023 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira”), a company dedicated to advancing acute respiratory care by enabling breathing without lungs, announced today that it has signed a further Service Agreement to supplement its previously announced Strategic Agreement with Innovimed Sp. z o.o (“Innovimed”) for planned clinical trials (clinical pilot studies) of the INSPIRATM ART medical devices.

The extended agreement covers any European country. The company to-date have signed summary distribution agreements with Innovimed in Poland, Czech Republic and Slovakia, subject to completion of product development and regulatory approval, potentially generating over $130 million in revenues for the Company over seven years.

The Company medical devices are aimed at significantly reducing mortality rates and the risk of coma, bacterial infections, and other related risks that are prevalent in legacy invasive mechanical ventilation systems used today in twenty million patients every year.

Inspira CEO, Dagi Ben-Noon said: “We believe that this agreement is a strong move towards making Inspira’s technology well-recognized in the European Union ahead of future commercialization of the systems.”

About Innovi Medical (“Innovimed”)

Innovimed was established to support global MedTech and Pharma companies with market penetration in emerging markets. With its headquarters located in Europe, it offers a broad and efficient operational service and experience. Innovimed has in-depth knowledge of the regions within which it operates, and it applies a strategic approach to the support it provides to launch products within such countries’ markets.

For more information, please visit our corporate website: https://innovimed.com.

About Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies maintains a steadfast mission to revolutionize acute respiratory care through innovation. The Company’s primary objective is the development of medical technologies and products aimed at preventing the necessity of mechanical ventilation. Its flagship product, the INSPIRATM ART500, is intricately designed to rapidly elevate blood oxygen saturation levels, all while keeping patients conscious and alert. Moreover, the Company is dedicated to providing advanced blood circulation technology and integrating AI-driven monitoring and analytics. These elements combine to create patient-centric, data-driven solutions, ultimately enhancing patient outcomes and optimizing hospital efficiency.

For more information, please visit: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements under U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only. They are subject to several factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company uses forward-looking statements when it discusses that the clinical trials agreed upon in this agreement are expected to provide future marketing awareness of its devices in the European Union, its satisfaction of certain development and regulatory approvals, its potential generation of [$130 million] in revenues for the Company, and the belief that the agreement is a strong move towards making Inspira’s technology well-recognized in the European Union ahead of the future commercialization of the systems. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management. They are subject to some factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov

For more details:

Public Relations Manager
Adi Shmueli
Inspira Technologies
info@inspirao2.com
+972-9-9664485

MRK-ARS-067
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